UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
_________________________

Date of Report: February 21, 2019

Commission file number 1-32479
_________________________

TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Item 1 — Information Contained in this Form 6-K Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.

	By:	Teekay GP L.L.C., its general partner
Date: February 21, 2019	By:	/s/ Edith Robinson
Edith Robinson Secretary

TEEKAY LNG PARTNERS REPORTS
FOURTH QUARTER 2018 AND ANNUAL 2018 RESULTS

Highlights

•
GAAP net income attributable to the partners and preferred unitholders of $6.6 million, GAAP net income per common unit of $0.00 and income from vessel operations of $65.2 million in the fourth quarter of 2018; and $28.4 million, $0.03 per common unit and $147.8 million, respectively, for fiscal 2018.

•
Adjusted net income attributable to the partners and preferred unitholders(1) of $32.6 million and adjusted net income per common unit(1) of $0.32 in the fourth quarter of 2018 (excluding items listed in Appendix A to this release); and $87.7 million and $0.76 per common unit, respectively, for fiscal 2018.

•	Generated total cash flow from vessel operations(1) (CFVO) of $150.1 million in the fourth quarter of 2018 and $515.3 million for fiscal 2018.

•	Since late-December 2018, repurchased over 1.1 million common units at an average price of $11.38 per unit for a total cost of approximately $13 million.

•	Completed the financing of the Yamal Spirit LNG carrier newbuilding, which delivered and commenced its 15-year charter on January 31, 2019.

•	Estimated fiscal 2019 guidance(2) for adjusted net income per common unit(1) of approximately $1.85 to $2.20(2) and total CFVO(1) of $635 million to $660 million.
Hamilton, Bermuda, February 21, 2019 - Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. (Teekay LNG or the Partnership) (NYSE: TGP), today reported the Partnership’s results for the quarter and year ended December 31, 2018.
Consolidated Financial Summary

	Three Months Ended			Year Ended
(in thousands of U.S. Dollars except per unit data)	December 31, 2018	September 30, 2018	December 31, 2017	December 31, 2018	December 31, 2017
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
GAAP FINANCIAL COMPARISON
Voyage revenues	149,805	123,336	126,307	510,762	432,676
Income from vessel operations	65,164	46,998	62,378	147,809	148,649
Equity income	949	14,679	2,992	53,546	9,789
Net income attributable to the partners and preferred unitholders	6,579	25,950	39,877	28,369	33,965
Limited partners’ interest in net income per common unit	0.00	0.24	0.42	0.03	0.25
NON-GAAP FINANCIAL COMPARISON
Adjusted net income attributable to the partners and preferred unitholders (1)	32,636	19,474	33,972	87,703	93,850
Limited partners’ interest in adjusted net income per common unit	0.32	0.16	0.35	0.76	0.98
Total cash flow from vessel operations (CFVO) (1)	150,099	132,593	126,833	515,292	449,550
Distributable cash flow (DCF) (1)	51,211	41,214	52,054	158,882	176,128
(1) These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).
(2) All estimates are as of the date hereof, are approximations and based on current information (including the number of outstanding common units). Actual results may differ materially from these estimates, and the Partnership expressly disclaims any obligation to release publicly any updates or revisions to any such estimates, including to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such estimates are based.

Teekay LNG Partners L.P. Investor Relations Tel: +1 604 844-6654 www.teekaylng.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Fourth Quarter of 2018 Compared to Fourth Quarter of 2017

GAAP net income and non-GAAP adjusted net income attributable to the partners and preferred unitholders for the three months ended December 31, 2018, compared to the same quarter in the prior year, were positively impacted by an increase in earnings due to the deliveries of 12 liquefied natural gas (LNG) carrier newbuildings in the Partnership’s consolidated fleet and equity-accounted joint ventures between October 2017 and December 2018, and higher earnings from the Magellan Spirit, which was chartered-in from the Partnership’s 52 percent-owned joint venture with Marubeni Corporation (the Teekay LNG-Marubeni Joint Venture) commencing in September 2018. These increases were partially offset by a decrease in earnings in 2018 on seven multi-gas carriers following the termination of their previous charter contracts, the sale of three conventional crude oil tankers during 2018, an increase in off-hire days during 2018 for certain of the Partnership’s vessels due to repairs, and an increase in general and administrative expenses, a portion of which is non-recurring.

In addition, GAAP net income attributable to the partners and preferred unitholders was negatively impacted in the three months ended December 31, 2018, compared to the same quarter of the prior year, by various items, including unrealized losses on non-designated and designated derivative instruments and unrealized foreign currency exchange losses.

CEO Commentary

“Once again this quarter, our cash flows and adjusted earnings were up significantly over the prior quarter as the Partnership’s LNG segment grew and certain existing vessels commenced new contracts at firm rates,” commented Mark Kremin, President and Chief Executive Officer of Teekay Gas Group Ltd. “This segment continued its expansion in early-2019 with the delivery of two additional newbuilding LNG carriers, including the Yamal Spirit, which delivered on January 31, 2019, soon after finalizing its dedicated financing facility.” Mr. Kremin continued, “With this latest financing facility now in place, we have completed all of the necessary financings to take delivery of our entire newbuilding orderbook which, at its peak, amounted to approximately $3 billion."

“We expect our LNG segment results to be significantly higher in 2019 primarily due to the delivery of 15 newbuilding LNG carriers during 2018 and throughout 2019 as well as the start-up of the Bahrain LNG regasification terminal in 2019. Collectively, the cash flow associated with these deliveries will allow the Partnership to execute on its balanced capital allocation strategy which will see the Partnership meaningfully delever its balance sheet over the next few years while simultaneously return significant cash flow to unitholders in the form of common unit repurchases and common unit distributions, which will increase by 36 percent commencing this upcoming quarter.” Mr. Kremin continued, “Today, we announced fiscal 2019 financial guidance that would represent increases in adjusted net income per common unit and total CFVO ranging from 143 percent to 190 percent and 23 percent to 28 percent, respectively, compared to our fiscal 2018 results.”

2019 Guidance

Today, the Partnership is providing the below supplementary information relating to the outlook for the Partnership’s estimated fiscal 2019 results which are expected to be significantly higher than fiscal 2018 primarily due to newbuilding deliveries and higher charter rates earned from the vessels trading on short-term contracts:

(in millions of U.S. Dollars except per unit data and percentages)	Fiscal 2018	Fiscal 2019E (2)	Percentage Increase over 2018
Adjusted net income attributable to the partners and preferred unitholders (1)	87.7	170 to 200	94% to 128%
Limited partners' interest in adjusted net income per common unit (1)	$0.76	$1.85 to $2.20	143% to 190%
CFVO from consolidated vessels (1)	333.6	420 to 440	26% to 32%
Total CFVO (including share of equity-accounted JVs) (1)	515.3	635 to 660	23% to 28%
(1) These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under GAAP.
(2) All estimates are as of the date hereof, are approximations, are based on current information (including the number of outstanding common units). Actual results may differ materially from these estimates, and the Partnership expressly disclaims any obligation to release publicly any updates or revisions to any such estimates, including to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such estimates are based.

Summary of Recent Events

Torben Spirit Charter
The Torben Spirit LNG Carrier commenced its minimum three-year charter on January 1, 2019 at a charter rate in excess of $100,000 per day for the duration of the contract.

LNG Carrier Newbuilding Deliveries

In December 2018, the Partnership took delivery of one M-Type, Electronically Controlled, Gas Injection (MEGI) LNG carrier newbuilding, the Sean Spirit, which immediately commenced its seven-year charter contract with BP Gas Marketing Limited.

In January 2019, the Partnership’s 20 percent-owned joint venture with China LNG Shipping (Holdings) Limited (China LNG), CETS Investment Management (HK) Co. Ltd. (an affiliate of China National Offshore Oil Corporation (CNOOC)) and BW LNG Investments Pte. Ltd. (the Pan Union Joint Venture), took delivery of one LNG carrier newbuilding, the Pan Africa, which immediately commenced its 20-year charter contract with Royal Dutch Shell (Shell).

In January 2019, the Partnership took delivery of one MEGI LNG carrier newbuilding, the Yamal Spirit, which immediately commenced its 15-year charter with Yamal Trade Pte Ltd. Concurrent with the delivery, the Partnership entered into a $159 million, 15-year sale-leaseback financing arrangement with a lessor, which added approximately $30 million of liquidity to Teekay LNG.

Crude Oil Tanker Dispositions

In January 2019, the Todelo Spirit, a Suezmax tanker that was chartered-in by the Partnership under a capital lease from the charterer, was sold to a third party. Upon the sale of the vessel, the Partnership's charter contract for this vessel was terminated and the remaining capital lease obligation was extinguished. During 2018, the Partnership completed similar transactions for three other Suezmax tankers, the Teide Spirit in February 2018, the African Spirit in October 2018, and the European Spirit in November 2018.

Operating Results
The following table highlights certain financial information for Teekay LNG’s three segments: the Liquefied Natural Gas Segment, the Liquefied Petroleum Gas Segment and the Conventional Tanker Segment (please refer to the “Teekay LNG’s Fleet” section of this release below and Appendices C through E for further details). During 2018, the Partnership’s Teekay Multi-Gas Pool, including its seven directly-owned multi-gas carriers, commenced operations. As part of this initiative, the Partnership completed an internal reorganization and revised its internal reporting, as these changes resulted in management viewing the gas fleet and its components separately. Consequently, it was determined that there had been a change in reportable segments whereby the Partnership’s LPG and multi-gas carriers are reported in a separate segment apart from its LNG carriers. All segment information for comparative periods has been retroactively adjusted to conform with the change in segment presentation adopted in 2018.

	Three Months Ended
	December 31, 2018				December 31, 2017
(in thousands of U.S. Dollars)	(unaudited)				(unaudited)
	Liquefied Natural Gas Segment	Liquefied Petroleum Gas Segment	Conventional Tanker Segment	Total	Liquefied Natural Gas Segment	Liquefied Petroleum Gas Segment	Conventional Tanker Segment	Total
GAAP FINANCIAL COMPARISON
Voyage revenues	135,777	7,253	6,775	149,805	100,066	14,539	11,702	126,307
Income (loss) from vessel operations	68,924	(5,367)	1,607	65,164	51,576	8,819	1,983	62,378
Equity income (loss)	4,252	(3,303)	—	949	9,090	(6,098)	—	2,992
NON-GAAP FINANCIAL COMPARISON
CFVO from consolidated vessels(i)	99,981	(2,781)	2,099	99,299	75,731	10,936	4,122	90,789
CFVO from equity-accounted vessels(i)	43,893	6,907	—	50,800	29,201	6,843	—	36,044
Total CFVO(i)	143,874	4,126	2,099	150,099	104,932	17,779	4,122	126,833

(i)
These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under GAAP.

Liquefied Natural Gas Segment

Income from vessel operations and CFVO from consolidated vessels for the liquefied natural gas segment for the three months ended December 31, 2018, compared to the same quarter of the prior year, were positively impacted primarily by: the deliveries of seven LNG carrier newbuildings (the Macoma, Murex, Magdala, Myrina, Megara, Bahrain Spirit and Sean Spirit) between October 2017 and December 2018; and earnings from the Magellan Spirit chartered-in from the Teekay LNG-Marubeni Joint Venture commencing in September 2018. These increases were partially offset by an increase in off-hire days during 2018 for certain of the Partnership’s LNG carriers due to repairs; and an increase in general and administrative expenses attributable to this segment.

Equity income and CFVO from equity-accounted vessels for the liquified natural gas segment for the three months ended December 31, 2018, compared to the same quarter of the prior year, were positively impacted by: deliveries of two ARC7 LNG carrier newbuildings between January 2018 and September 2018 in the Partnership's 50-percent owned Yamal LNG Joint Venture, the deliveries of three LNG carriers between October 2017 and July 2018 in the Partnership’s Pan Union Joint Venture, with the Partnership's ownership interest in these vessels ranging from 20 to 30 percent, and higher fleet utilization in the Teekay LNG-Marubeni Joint Venture during the three months ended December 31, 2018 as certain of the joint venture’s vessels commenced short-term charter contracts at higher rates compared to the previous period. In addition, GAAP equity income was negatively impacted by unrealized losses on non-designated and designated derivative instruments in the Partnership's equity-accounted investments.

Liquefied Petroleum Gas Segment

Loss from vessel operations and CFVO from consolidated vessels for the liquefied petroleum gas segment for the three months ended December 31, 2018, compared to the same quarter of the prior year, were negatively impacted by lower earnings on seven of the Partnership's multi-gas carriers following the Partnership's termination of their charter contracts in the fourth quarter of 2017 due to non-payment by the charterer, which includes recognition of prepaid lease payments of $10.7 million in the fourth quarter of 2017 received from the previous charterer in prior periods.

GAAP equity loss for the liquified petroleum gas segment for the three months ended December 31, 2018, compared to the same quarter of the prior year, was positively impacted by vessel write-downs in the Exmar LPG Joint Venture during the three months ended December 31, 2017, partially offset by unrealized losses on non-designated derivative instruments in the Partnership's equity-accounted investments. CFVO from equity-accounted vessels for the liquefied petroleum gas segment for the three months ended December 31, 2018, was comparable to the same quarter of the prior year.

Conventional Tanker Segment

Income from vessel operations and CFVO from consolidated vessels for the conventional tanker segment for the three months ended December 31, 2018, compared to the same quarter of the prior year, were negatively impacted by the sales of the Teide Spirit, African Spirit and European Spirit conventional tankers during 2018.

Teekay LNG's Fleet
The following table summarizes the Partnership’s fleet as of February 1, 2019. The Partnership also has a 30 percent interest in the Bahrain regasification terminal which is under construction and is expected to commence operations in the summer of 2019.

	Number of Vessels
	Owned and In-Chartered Vessels(i)	Newbuildings	Total
LNG Carrier Fleet	45(ii)	4(iii)	49
LPG/Multi-gas Carrier Fleet	29(iV)	—	29
Conventional Tanker Fleet	1	—	1
Total	75	4	79

(i)	Includes vessels accounted for as vessels related to capital leases under which the Partnership is the lessee.

(ii)	The Partnership’s ownership interests in these vessels and newbuildings range from 20 percent to 100 percent.

(iii)	The Partnership’s ownership interests in these newbuildings is 50 percent.

(iv)	The Partnership’s ownership interests in these vessels range from 50 percent to 99 percent.

Liquidity

As of December 31, 2018, the Partnership had total liquidity of $324.6 million (comprised of $149.0 million in cash and cash equivalents and $175.6 million in undrawn credit facilities).

Conference Call
The Partnership plans to host a conference call on Thursday, February 21, 2019 at 11:00 a.m. (ET) to discuss the results for the fourth quarter and year-ended December 31, 2018. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

▪	By dialing (800) 263-0877 or (647) 794-1827, if outside North America, and quoting conference ID code 3163252.

▪	By accessing the webcast, which will be available on Teekay LNG’s website at www.teekay.com (the archive will remain on the website for a period of one year).

An accompanying Fourth Quarter and Fiscal Year 2018 Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.
About Teekay LNG Partners L.P.
Teekay LNG Partners is one of the world's largest independent owners and operators of LNG carriers, providing LNG, LPG and crude oil marine transportation services primarily under long-term, fee-based charter contracts through its interests in 49 LNG carriers (including four newbuildings), 22 mid-size LPG carriers, seven multi-gas carriers, and one conventional tanker. The Partnership's ownership interests in these vessels range from 20 to 100 percent. In addition, the Partnership owns a 30 percent interest in a regasification terminal, which is currently under construction. Teekay LNG Partners is a publicly-traded master limited partnership formed by Teekay Corporation (NYSE: TK) as part of its strategy to expand its operations in the LNG and LPG shipping sectors.
Teekay LNG Partners’ common units and preferred units trade on the New York Stock Exchange under the symbols “TGP”, “TGP PR A” and “TGP PR B”, respectively.
For Investor Relations
enquiries contact:

Ryan Hamilton
Tel: +1 (604) 609-2963
Website: www.teekay.com

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the U.S. Securities and Exchange Commission. These non-GAAP financial measures, which include Cash Flow from Vessel Operations, Adjusted Net Income Attributable to the Partners and Preferred Unitholders, and Distributable Cash Flow, are intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings across companies, and therefore may not be comparable to similar measures presented by other companies. These non-GAAP measures are used by management, and the Partnership believes that these supplementary metrics assist investors and other users of its financial reports in comparing financial and operating performance of the Partnership across reporting periods and with other companies.

Non-GAAP Financial Measures

Cash Flow from Vessel Operations (CFVO) represents income (loss) from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write-downs, goodwill write-downs, gain and losses on the sales of vessels and adjustments for direct financing leases to a cash basis, but includes realized gains or losses on a derivative charter contract. CFVO from Consolidated Vessels represents CFVO from vessels that are consolidated on the Partnership’s financial statements. CFVO from Equity-Accounted Vessels represents the Partnership’s proportionate share of CFVO from its equity-accounted vessels. The Partnership does not control its equity-accounted vessels and as a result, the Partnership does not have the unilateral ability to determine whether the cash generated by its equity-accounted vessels is retained within the entities in which the Partnership holds the equity-accounted investments or distributed to the Partnership and other owners from equity-accounted investments. In addition, the Partnership does not control the timing of such distributions to the Partnership and other owners. Consequently, readers are cautioned when using total CFVO as a liquidity measure as the amount contributed from CFVO from Equity-Accounted Vessels may not be available to the Partnership in the periods such CFVO is generated by its equity-accounted vessels. CFVO is a non-GAAP financial measure used by certain investors and management to measure the operational financial performance of companies. Please refer to Appendices D and E of this release for reconciliations of these non-GAAP financial measures to income (loss) from vessel operations and income from vessel operations of equity-accounted vessels, respectively, the most directly comparable GAAP measures reflected in the Partnership’s consolidated financial statements included in this release.

Adjusted Net Income Attributable to the Partners and Preferred Unitholders excludes items of income or loss from GAAP net income that are typically excluded by securities analysts in their published estimates of the Partnership’s financial results. The Partnership believes that certain investors use this information to evaluate the Partnership’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net income, and refer to footnote (4) of the Consolidated Statements of Income for a reconciliation of adjusted equity income to equity income, the most directly comparable GAAP measure reflected in the Partnership’s consolidated financial statements included in this release.

Distributable Cash Flow (DCF) represents GAAP net income adjusted for write-down of vessels, depreciation and amortization expense, deferred income tax and other non-cash items, estimated maintenance capital expenditures, unrealized gains and losses from non-designated derivative instruments, ineffectiveness for derivative instruments designated as hedges for accounting purposes, distributions relating to equity financing of newbuilding installments, distributions relating to preferred units, adjustments for direct financing leases to a cash basis and foreign exchange related items, including the Partnership’s proportionate share of such items in equity-accounted for investments. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. DCF is a quantitative standard used in the publicly-traded partnership investment community and by management to assist in evaluating financial performance. Please refer to Appendix B of this release for a reconciliation of this non-GAAP financial measure to net income, the most directly comparable GAAP measure reflected in the Partnership’s consolidated financial statements included in this release.

Teekay LNG Partners L.P.
Consolidated Statements of Income
(in thousands of U.S. Dollars, except unit and per unit data)

	Three Months Ended			Year End
	December 31,	September 30,	December 31,	December 31,	December 31,
	2018	2018	2017	2018	2017
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Voyage revenues	149,805	123,336	126,307	510,762	432,676

Voyage expenses	(6,529)	(7,956)	(4,303)	(28,237)	(8,202)
Vessel operating expenses(1)	(30,454)	(25,993)	(27,676)	(117,658)	(101,539)
Time-charter hire expense	(5,980)	(1,690)	—	(7,670)	—
Depreciation and amortization	(33,079)	(32,238)	(27,651)	(124,378)	(105,545)
General and administrative expenses(1)	(7,809)	(5,811)	(4,299)	(28,512)	(18,141)
Write-down of goodwill and vessels(2)	(790)	(2,201)	—	(54,653)	(50,600)
Restructuring charges(3)	—	(449)	—	(1,845)	—
Income from vessel operations	65,164	46,998	62,378	147,809	148,649

Equity income(4)	949	14,679	2,992	53,546	9,789
Interest expense	(39,551)	(35,875)	(23,333)	(128,303)	(80,937)
Interest income	964	980	880	3,760	2,915
Realized and unrealized (loss) gain on non-designated derivative instruments(5)	(11,540)	2,515	3,066	3,278	(5,309)
Foreign currency exchange (loss) gain(6)	(7,244)	1,445	(2,436)	1,371	(26,933)
Other income (expense)(7)	545	314	424	(51,373)	1,561
Net income (loss) before tax expense	9,287	31,056	43,971	30,088	49,735
Income tax (expense) recovery	(42)	(1,549)	319	(3,213)	(824)
Net income	9,245	29,507	44,290	26,875	48,911

Non-controlling interest in net income (loss)	2,666	3,557	4,413	(1,494)	14,946
Preferred unitholders' interest in net income	6,425	6,425	5,541	25,701	13,979
General partner's interest in net income	2	391	687	53	400
Limited partners’ interest in net income	152	19,134	33,649	2,615	19,586
Limited partners' interest in net income per common unit:
• Basic	0.00	0.24	0.42	0.03	0.25
• Diluted	0.00	0.24	0.42	0.03	0.25
Weighted-average number of common units outstanding:
• Basic	79,676,541	79,687,499	79,626,819	79,672,435	79,617,778
• Diluted	79,843,339	79,859,471	79,839,231	79,842,328	79,791,041
Total number of common units outstanding at end of period	79,360,719	79,687,499	79,626,819	79,360,719	79,626,819

(1)
The comparative figures for vessel operating expenses and general and administrative expenses have been reclassified to conform to the presentation adopted in the current period relating to the classification of certain related party transactions which had the effect of (decreasing) increasing vessel operating expenses by ($1.6) million, $0.7 million and ($1.6) million for the three months ended September 30, 2018, December 31, 2017 and year ended December 31, 2017, respectively, and an offsetting effect for general and administrative expenses in each respective period. There is no impact on income from vessel operations or net income as a result of these reclassifications.

(2)
The African Spirit and European Spirit conventional tankers were classified as vessels held for sale upon the expiration of their time-charter contracts in 2017. The Partnership recorded aggregate write-downs of $2.2 million and $7.9 million for the three months ended September 30, 2018, and year ended December 31, 2018, respectively, on these two conventional tankers as the estimated fair values of these vessels had decreased. In June 2018, the carrying values for four of the Partnership's seven wholly-owned multi-gas carriers (the Napa Spirit, Pan Spirit, Camilla Spirit and Cathinka Spirit) were written down to their estimated fair values, using appraised values, as a result of the Partnership's evaluation of alternative strategies for these assets, combined with the then current charter rate environment and the outlook for charter rates for these vessels. The total impairment charge of $33.0 million related to these four multi-gas carriers is included in write-down of goodwill and vessels for the year ended December 31, 2018. In addition, the Partnership recorded a write-down of $13.0 million for the year ended December 31, 2018 relating to the Alexander Spirit conventional tanker to its estimated fair value, using an appraised value. This was a result of changes in the Partnership's expectations of the vessel's future opportunities after its current contract ends in 2019. The write-down of vessels of $50.6 million for the year ended December 31, 2017, relates to the combined write-downs of the African Spirit and European Spirit of $25.1 million for the year ended December 31, 2017, upon the Partnership marketing the vessels for sale in 2017; and the aggregate write-downs of the Teide Spirit and Toledo Spirit conventional tankers of $25.5 million for the year ended December 31, 2017 upon the charterer notifying the Partnership of its intention to sell the Teide Spirit in 2017 (sold February 2018) and the Partnership's expectation that the charterer would sell the Toledo Spirit in 2018 (sold January 2019).

Included in write-down of goodwill and vessels for the three months and year ended December 31, 2018 is an impairment change of $0.8 million relating to the Partnership's goodwill attributable to its LPG segment.

(3)
In February 2018, the Teide Spirit conventional tanker was sold and as a result of this sale, the Partnership recorded restructuring charges of $0.4 million and $1.8 million relating to seafarer severance costs for the three months ended September 30, 2018 and year ended December 31, 2018, respectively.

(4)
The Partnership’s proportionate share of items within equity income as identified in Appendix A of this release is detailed in the table below. By excluding these items from equity income, the Partnership believes the resulting adjusted equity income is a normalized amount that can be used to better evaluate the financial performance of the Partnership’s equity-accounted investments. Adjusted equity income is a non-GAAP financial measure.

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2018	2018	2017	2018	2017
Equity income	949	14,679	2,992	53,546	9,789
Proportionate share of unrealized loss (gain) on non-designated interest rate swaps	4,736	(2,614)	(4,404)	(9,076)	(7,491)
Proportionate share of ineffective portion of hedge-accounted interest rate swaps	4,831	(105)	566	(342)	5,100
Proportionate share of write-down and loss on sale of vessels	—	—	5,500	257	5,500
Gain on sale of equity-accounted investment	—	—	—	(5,563)	—
Proportionate share of other items	181	(185)	191	(4)	651
Equity income adjusted for items in Appendix A	10,697	11,775	4,845	38,818	13,549

(5)
The realized (losses) gains on non-designated derivative instruments relate to the amounts the Partnership actually paid or received to settle non-designated derivative instruments and the unrealized (losses) gains on non-designated derivative instruments relate to the change in fair value of such non-designated derivative instruments, as detailed in the table below:

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2018	2018	2017	2018	2017
Realized (losses) gains relating to:
Interest rate swap agreements	(2,804)	(3,062)	(5,012)	(14,654)	(18,825)
Interest rate swap and swaption agreements termination	—	(13,681)	—	(13,681)	(610)
Toledo Spirit time-charter derivative contract	(668)	1,689	152	1,480	678
	(3,472)	(15,054)	(4,860)	(26,855)	(18,757)
Unrealized (losses) gains relating to:
Interest rate swap agreements	(7,637)	19,278	8,182	31,061	12,393
Interest rate swaption agreements	—	—	518	2	945
Toledo Spirit time-charter derivative contract	(431)	(1,709)	(774)	(930)	110
	(8,068)	17,569	7,926	30,133	13,448
Total realized and unrealized (losses) gains on non-designated derivative instruments	(11,540)	2,515	3,066	3,278	(5,309)

(6)
For accounting purposes, the Partnership is required to revalue all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rates at the end of each reporting period. This revaluation does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized foreign currency translation gains or losses in the Consolidated Statements of Income.

Foreign currency exchange (loss) gain includes realized losses relating to the amounts the Partnership paid to settle the Partnership’s non-designated cross-currency swaps that were entered into as economic hedges in relation to the Partnership’s Norwegian Kroner (NOK) denominated unsecured bonds. Foreign currency exchange gain (loss) also includes unrealized gains relating to the change in fair value of such derivative instruments, partially offset by unrealized (losses) gains on the revaluation of the NOK bonds as detailed in the table below:

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2018	2018	2017	2018	2017
Realized losses on cross-currency swaps	(1,607)	(1,744)	(2,125)	(6,533)	(9,344)
Realized losses on cross-currency swaps termination	—	(42,271)	—	(42,271)	(25,733)
Realized gains on repurchase of NOK bonds	—	42,271	—	42,271	25,733
Unrealized (losses) gains on cross-currency swaps	(28,494)	43,966	(9,081)	21,240	49,047
Unrealized gains (losses) on revaluation of NOK bonds	21,066	(41,549)	7,760	(23,118)	(47,076)

(7) Following the termination of the capital lease arrangements for the three LNG carriers in Teekay Nakilat Corporation (the Teekay Nakilat Joint Venture), the lessor made a determination that additional rentals were due under the leases following a challenge by the UK taxing authority. As a result, for the year ended December 31, 2018, the Teekay Nakilat Joint Venture recognized an additional liability of $53.0 million, which was included as part of other income (expense) in the Consolidated Statements of Income, and paid this liability by releasing a $7.0 million cash deposit it had made with the lessor and making a $56.0 million cash payment for the balance, which was based on the GBP/USD foreign currency exchange rates at the time the payments were made.

Teekay LNG Partners L.P.
Consolidated Balance Sheets
(in thousands of U.S. Dollars)

	As at December 31,	September 30,	As at December 31,
	2018	2018	2017
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current
Cash and cash equivalents	149,014	139,854	244,241
Restricted cash – current	38,329	36,429	22,326
Accounts receivable	20,795	25,732	24,054
Prepaid expenses	8,076	9,277	6,539
Vessels held for sale	—	28,482	33,671
Current portion of derivative assets	835	1,453	1,078
Current portion of net investments in direct financing leases	12,635	12,273	9,884
Current portion of advances to equity-accounted joint ventures	79,108	—	—
Advances to affiliates	8,229	5,163	7,300
Other current assets	2,306	4,400	—
Total current assets	319,327	263,063	349,093

Restricted cash – long-term	35,521	30,159	72,868
Vessels and equipment
At cost, less accumulated depreciation	1,657,338	1,463,438	1,416,381
Vessels related to capital leases, at cost, less accumulated depreciation	1,585,243	1,597,418	1,044,838
Advances on newbuilding contracts	86,942	172,248	444,493
Total vessels and equipment	3,329,523	3,233,104	2,905,712
Investment in and advances to equity-accounted joint ventures	1,037,025	1,118,361	1,094,596
Net investments in direct financing leases	562,528	565,423	486,106
Derivative assets	2,362	19,164	8,043
Other assets	11,432	9,148	6,172
Intangible assets – net	52,222	54,436	61,078
Goodwill	34,841	35,631	35,631
Total assets	5,384,781	5,328,489	5,019,299
LIABILITIES AND EQUITY
Current
Accounts payable	3,830	4,158	3,509
Accrued liabilities	74,753	67,977	45,757
Unearned revenue	30,108	23,080	25,873
Current portion of long-term debt	135,901	155,261	552,404
Current obligations related to capital leases	81,219	81,149	106,946
In-process contracts	—	1,803	7,946
Current portion of derivative liabilities	11,604	12,224	79,139
Advances from affiliates	14,731	20,061	12,140
Total current liabilities	352,146	365,713	833,714
Long-term debt	1,833,875	1,744,961	1,245,588
Long-term obligations related to capital leases	1,217,337	1,231,839	904,603
Other long-term liabilities	43,788	41,930	58,174
Derivative liabilities	55,038	30,877	45,797
Total liabilities	3,502,184	3,415,320	3,087,876
Equity
Limited partners – common units	1,496,107	1,510,650	1,539,248
Limited partners – preferred units	285,159	285,159	285,159
General partner	49,271	49,570	50,152
Accumulated other comprehensive income	2,717	18,158	4,479
Partners' equity	1,833,254	1,863,537	1,879,038
Non-controlling interest	49,343	49,632	52,385
Total equity	1,882,597	1,913,169	1,931,423
Total liabilities and total equity	5,384,781	5,328,489	5,019,299

Teekay LNG Partners L.P.
Consolidated Statements of Cash Flows
(in thousands of U.S. Dollars)

	Year Ended
	December 31,	December 31,
	2018	2017
	(unaudited)	(unaudited)
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income	26,875	48,911
Non-cash and non-operating items:
Unrealized gain on non-designated derivative instruments	(30,133)	(13,448)
Depreciation and amortization	124,378	105,545
Write-down of goodwill and vessels	54,653	50,600
Unrealized foreign currency exchange (gain) loss including the effect of the termination of cross-currency swaps	(7,525)	23,153
Equity income, net of dividends received of $14,421 (2017 - $42,692)	(39,125)	32,903
Ineffective portion on qualifying cash flow hedging instruments included in interest expense	(740)	740
Other non-cash items	(1,035)	(5,616)
Change in operating assets and liabilities	19,218	(2,396)
Expenditures for dry docking	(15,368)	(21,642)
Net operating cash flow	131,198	218,750
FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	1,135,304	362,527
Scheduled repayments of long-term debt and settlement of related swaps	(506,437)	(194,237)
Prepayments of long-term debt	(465,122)	(236,474)
Financing issuance costs	(11,932)	(8,361)
Proceeds from financing related to sales and leaseback of vessels	370,050	656,935
Scheduled repayments of obligations related to capital leases	(59,722)	(42,000)
Proceeds from equity offerings, net of offering costs	—	164,411
Repurchase of common units	(3,786)	—
Cash distributions paid	(70,345)	(56,650)
Dividends paid to non-controlling interest	(2,925)	(1,595)
Other	—	(605)
Net financing cash flow	385,085	643,951
INVESTING ACTIVITIES
Expenditures for vessels and equipment	(686,148)	(708,608)
Capital contributions and advances to equity-accounted joint ventures	(40,544)	(183,874)
Return of capital and repayment of advances from equity-accounted joint ventures	—	92,320
Proceeds from sale of equity-accounted joint venture	54,438	—
Receipts from direct financing leases	10,882	13,143
Proceeds from sales of vessels	28,518	20,580
Net investing cash flow	(632,854)	(766,439)
(Decrease) increase in cash, cash equivalents and restricted cash	(116,571)	96,262
Cash, cash equivalents and restricted cash, beginning of the year	339,435	243,173
Cash, cash equivalents and restricted cash, end of the year	222,864	339,435

Teekay LNG Partners L.P.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income
(in thousands of U.S. Dollars)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2018	2017	2018	2017
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income – GAAP basis	9,245	44,290	26,875	48,911
Less: Net (income) loss attributable to non-controlling interests	(2,666)	(4,413)	1,494	(14,946)
Net income attributable to the partners and preferred unitholders	6,579	39,877	28,369	33,965
Add (subtract) specific items affecting net income:
Write-down of goodwill and vessels(1)	790	—	54,653	50,600
Restructuring charges(2)	—	—	1,845	—
Unrealized foreign currency exchange losses (gains)(3)	5,604	58	(8,717)	17,493
Unrealized losses (gains) on non-designated and designated derivative instruments and other items from equity–accounted investees(4)	9,748	1,853	(14,728)	3,760
Unrealized losses (gains) on non-designated derivative instruments(5)	8,068	(7,926)	(30,133)	(13,448)
Realized loss on interest rate swap termination	—	—	13,681	—
Other items(6)	2,447	(941)	56,431	424
Non-controlling interests’ share of items above(7)	(600)	1,051	(13,698)	1,056
Total adjustments	26,057	(5,905)	59,334	59,885
Adjusted net income attributable to the partners and preferred unitholders	32,636	33,972	87,703	93,850

Preferred unitholders' interest in adjusted net income	6,425	5,541	25,701	13,979
General partner's interest in adjusted net income	524	569	1,240	1,597
Limited partners’ interest in adjusted net income	25,687	27,862	60,762	78,274
Limited partners’ interest in adjusted net income per common unit, basic	0.32	0.35	0.76	0.98
Weighted-average number of common units outstanding, basic	79,676,541	79,626,819	79,672,435	79,617,778

(1)	See Note 2 to the Consolidated Statements of Income included in this release for further details.

(2)	See Note 3 to the Consolidated Statements of Income included in this release for further details.

(3)
Unrealized foreign currency exchange losses (gains) primarily relate to the Partnership’s revaluation of all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period and unrealized (gains) losses on the cross-currency swaps economically hedging the Partnership’s NOK bonds. This amount excludes the realized losses relating to the cross-currency swaps for the NOK bonds. See Note 6 to the Consolidated Statements of Income included in this release for further details.

(4)
Reflects the unrealized losses (gains) due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes and any ineffectiveness for derivative instruments designated as hedges for accounting purposes within the Partnership’s equity-accounted investments. See Note 4 to the Consolidated Statements of Income included in this release for further details.

(5)
Reflects the unrealized losses (gains) due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes. See Note 5 to the Consolidated Statements of Income included in this release for further details.

(6)
Included in other items for the year ended December 31, 2018 is the additional tax indemnification guarantee liability of $53 million, as described in Note 7 to the Consolidated Statements of Income included in this release.

(7)
Items affecting net income include items from the Partnership’s consolidated non-wholly-owned subsidiaries. The specific items affecting net income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The amount identified as “non-controlling interests’ share of items listed above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of the other specific items affecting net income listed in the table.

Teekay LNG Partners L.P.
Appendix B - Reconciliation of Non-GAAP Financial Measures
Distributable Cash Flow (DCF)
(in thousands of U.S. Dollars, except units outstanding and per unit data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2018	2017	2018	2017
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net income:	9,245	44,290	26,875	48,911
Add:
Depreciation and amortization	33,079	27,651	124,378	105,545
Partnership’s share of equity–accounted joint ventures' DCF net of estimated maintenance capital expenditures(1)	19,282	13,719	72,546	48,616
Unrealized loss (gain) on non-designated derivative instruments	8,068	(7,926)	(30,133)	(13,448)
Unrealized foreign currency exchange loss (gain)	5,604	58	(8,717)	17,493
Direct finance lease payments received in excess of revenue recognized and other adjustments	2,475	2,142	11,082	14,326
Distributions relating to equity financing of newbuildings	1,962	3,844	9,012	8,676
Write-down of goodwill and vessels	790	—	54,653	50,600
Deferred income tax and other non-cash items	363	(4,061)	2,561	(6,463)
Additional tax indemnification guarantee liability	—	—	53,000	—
Realized loss on interest rate swap termination	—	—	13,681	—
Less:
Equity income	(949)	(2,992)	(53,546)	(9,789)
Distributions relating to preferred units	(6,425)	(5,541)	(25,701)	(13,979)
Estimated maintenance capital expenditures	(16,794)	(14,265)	(64,186)	(53,315)
Ineffective portion on qualifying cash flow hedging instruments included in interest expense	—	(15)	(740)	740
Portion of additional tax indemnification guarantee liability previously recognized in DCF	—	—	(3,849)	—
Distributable Cash Flow before Non-controlling interest	56,700	56,904	180,916	197,913
Non-controlling interests’ share of DCF before estimated maintenance capital expenditures	(5,489)	(4,850)	(22,034)	(21,785)
Distributable Cash Flow	51,211	52,054	158,882	176,128
Amount of cash distributions attributable to the general partner	(227)	(226)	(911)	(909)
Limited partners' Distributable Cash Flow	50,984	51,828	157,971	175,219
Weighted-average number of common units outstanding	79,676,541	79,626,819	79,672,435	79,617,778
Distributable Cash Flow per limited partner common unit	0.64	0.65	1.98	2.20

(1)
The estimated maintenance capital expenditures relating to the Partnership’s share of equity-accounted joint ventures were $10.3 million and $8.4 million for the three months ended December 31, 2018 and 2017, and $36.4 million and $32.5 million for the years ended for December 31, 2018 and 2017, respectively.

Teekay LNG Partners L.P.
Appendix C - Supplemental Segment Information
(in thousands of U.S. Dollars)

	Three Months Ended December 31, 2018
	(unaudited)
	Liquefied Natural Gas Segment	Liquefied Petroleum Gas Segment	Conventional Tanker Segment	Total
Voyage revenues	135,777	7,253	6,775	149,805
Voyage expenses	(1,099)	(4,574)	(856)	(6,529)
Vessel operating expenses	(22,859)	(4,863)	(2,732)	(30,454)
Time-charter hire expense	(5,980)	—	—	(5,980)
Depreciation and amortization	(30,121)	(1,796)	(1,162)	(33,079)
General and administrative expenses	(6,794)	(597)	(418)	(7,809)
Write-down of goodwill	—	(790)	—	(790)
Income (loss) from vessel operations	68,924	(5,367)	1,607	65,164

	Three Months Ended December 31, 2017
	(unaudited)
	Liquefied Natural Gas Segment	Liquefied Petroleum Gas Segment	Conventional Tanker Segment	Total
Voyage revenues	100,066	14,539	11,702	126,307
Voyage expenses	(138)	(1,218)	(2,947)	(4,303)
Vessel operating expenses	(21,459)	(1,908)	(4,309)	(27,676)
Depreciation and amortization	(23,269)	(2,117)	(2,265)	(27,651)
General and administrative expenses	(3,624)	(477)	(198)	(4,299)
Income from vessel operations	51,576	8,819	1,983	62,378

Teekay LNG Partners L.P.
Appendix D - Reconciliation of Non-GAAP Financial Measures
Cash Flow from Vessel Operations from Consolidated Vessels
(in thousands of U.S. Dollars)

	Three Months Ended December 31, 2018				Year Ended December 31, 2018
	(unaudited)				(unaudited)
	Liquefied Natural Gas Segment	Liquefied Petroleum Gas Segment	Conventional Tanker Segment	Total	Total
Income (loss) from vessel operations (See Appendix C)	68,924	(5,367)	1,607	65,164	147,809
Depreciation and amortization	30,121	1,796	1,162	33,079	124,378
Write-down of goodwill and vessels	—	790	—	790	54,653
Amortization of in-process contracts included in voyage revenues	(1,539)	—	(2)	(1,541)	(5,756)
Direct finance lease payments received in excess of revenue recognized and other adjustments	2,475	—	—	2,475	11,082
Realized (loss) gain on Toledo Spirit derivative contract	—	—	(668)	(668)	1,480
Cash flow from vessel operations from consolidated vessels	99,981	(2,781)	2,099	99,299	333,646

	Three Months Ended December 31, 2017				Year Ended December 31, 2017
	(unaudited)				(unaudited)
	Liquefied Natural Gas Segment	Liquefied Petroleum Gas Segment	Conventional Tanker Segment	Total	Total
Income from vessel operations (See Appendix C)	51,576	8,819	1,983	62,378	148,649
Depreciation and amortization	23,269	2,117	2,265	27,651	105,545
Write-down of vessels	—	—	—	—	50,600
Amortization of in-process contracts included in voyage revenues	(1,256)	—	(278)	(1,534)	(3,785)
Direct finance lease payments received in excess of revenue recognized and other adjustments	2,142	—	—	2,142	14,326
Realized gain on Toledo Spirit derivative contract	—	—	152	152	678
Cash flow from vessel operations from consolidated vessels	75,731	10,936	4,122	90,789	316,013

Teekay LNG Partners L.P.
Appendix E - Reconciliation of Non-GAAP Financial Measures
Cash Flow from Vessel Operations from Equity-Accounted Vessels
(in thousands of U.S. Dollars)

	Three Months Ended
	December 31, 2018		December 31, 2017
	(unaudited)		(unaudited)
	At	Partnership's	At	Partnership's
	100%	Portion(1)	100%	Portion(1)
Voyage revenues	176,177	75,886	129,526	57,493
Voyage expenses	(3,885)	(1,962)	(3,653)	(1,862)
Vessel operating expenses, time-charter hire expense and general and administrative expenses	(61,634)	(27,291)	(48,617)	(22,372)
Depreciation and amortization	(30,471)	(14,643)	(27,950)	(13,984)
Write-down and loss on sales of vessels	—	—	(11,000)	(5,500)
Income from vessel operations of equity-accounted vessels	80,187	31,990	38,306	13,775
Other items, including interest expense, realized and unrealized gain (loss) on derivative instruments	(76,794)	(31,041)	(23,690)	(10,783)
Net income / equity income of equity-accounted vessels	3,393	949	14,616	2,992
Net income / equity income of equity-accounted LNG vessels	9,837	4,252	26,657	9,090
Net loss / equity loss of equity-accounted LPG vessels	(6,444)	(3,303)	(12,041)	(6,098)

Income from vessel operations of equity-accounted vessels	80,187	31,990	38,306	13,775
Depreciation and amortization	30,471	14,643	27,950	13,984
Write-down and loss on sales of vessels	—	—	11,000	5,500
Direct finance lease payments received in excess of revenue recognized and other adjustments	14,525	5,132	10,621	3,802
Amortization of in-process contracts	(1,804)	(965)	(1,950)	(1,017)
Cash flow from vessel operations from equity-accounted vessels	123,379	50,800	85,927	36,044
Cash flow from vessel operations from equity-accounted LNG vessels	109,564	43,893	72,241	29,201
Cash flow from vessel operations from equity-accounted LPG vessels	13,815	6,907	13,686	6,843

	Year Ended
	December 31, 2018		December 31, 2017
	(unaudited)		(unaudited)
	At	Partnership's	At	Partnership's
	100%	Portion(1)	100%	Portion(1)
Voyage revenues	612,857	266,388	478,908	213,574
Voyage expenses	(12,058)	(6,071)	(16,689)	(8,534)
Vessel operating expenses and general and administrative expenses	(208,686)	(93,277)	(175,898)	(81,416)
Depreciation and amortization	(107,116)	(52,883)	(109,135)	(54,453)
Write-down and loss on sales of vessels	(514)	(257)	(11,000)	(5,500)
Income from vessel operations of equity-accounted vessels	284,483	113,900	166,186	63,671
Other items, including interest expense and realized and unrealized gain (loss) on derivative instruments	(147,230)	(65,917)	(124,342)	(53,882)
Gain on sale of equity-accounted investment	—	5,563	—	—
Net income / equity income of equity-accounted vessels	137,253	53,546	41,844	9,789
Net income / equity income of equity-accounted LNG vessels	149,981	60,228	56,980	17,652
Net loss / equity loss of equity-accounted LPG vessels	(12,728)	(6,682)	(15,136)	(7,863)

Income from vessel operations of equity-accounted vessels	284,483	113,900	166,186	63,671
Depreciation and amortization	107,116	52,883	109,135	54,453
Write-down and loss on sales of vessels	514	257	11,000	5,500
Direct finance lease payments received in excess of revenue recognized	51,329	18,453	39,368	14,220
Amortization of in-process contracts	(7,242)	(3,847)	(8,327)	(4,307)
Cash flow from vessel operations from equity-accounted vessels	436,200	181,646	317,362	133,537
Cash flow from vessel operations from equity-accounted LNG vessels	382,514	154,803	263,998	106,854
Cash flow from vessel operations from equity-accounted LPG vessels	53,686	26,843	53,364	26,683

(1)
The Partnership's equity-accounted vessels for the three months and year ended December 31, 2018 and 2017 include: the Partnership’s 40 percent ownership interest in Teekay Nakilat (III) Corporation, which owns four LNG carriers; the Partnership’s 49 percent ownership interest in the Partnership’s joint venture with Exmar NV (the Excalibur Joint Venture), which owns one LNG carrier; the Partnership's 50 percent ownership interest up to January 2018 in the Excelsior Joint Venture, which owns one regasification unit; the Partnership’s 33 percent ownership interest in four LNG carriers servicing the Angola LNG project; the Partnership’s 52 percent ownership interest in the Teekay LNG-Marubeni Joint Venture, which owns six LNG carriers; the Partnership’s 50 percent ownership interest in Exmar LPG BVBA, which owns and in-charters 22 LPG carriers as at December 31, 2018, compared to 23 owned and in-chartered LPG carriers, including three LPG carrier newbuildings, as at December 31, 2017; the Partnership’s ownership interest ranging from 20 to 30 percent in three LNG carriers and one LNG carrier newbuilding as at December 31, 2018 for Shell, compared to one LNG carrier and three LNG carrier newbuildings as at December 31, 2017; the Partnership’s 50 percent ownership interest in two ARC7 LNG carriers and four ARC7 LNG carrier newbuildings in the Yamal LNG Joint Venture as at December 31, 2018, compared to six ARC7 LNG carrier newbuildings as at December 31, 2017; and the Partnership's 30 percent ownership interest in the Bahrain LNG Joint Venture, which owns an LNG receiving and regasification terminal under construction in Bahrain.

Teekay LNG Partners L.P.
Appendix F - Summarized Financial Information of Equity-Accounted Joint Ventures
(in thousands of U.S. Dollars)

	As at December 31, 2018		As at December 31, 2017
	(unaudited)		(unaudited)
	At	Partnership's	At	Partnership's
	100%	Portion(1)	100%	Portion(1)
Cash and restricted cash, current and non-current	386,320	162,947	295,148	128,004
Current portion of derivative assets	4,840	2,225	1,594	785
Other current assets	88,924	32,429	53,068	22,661
Vessels and equipment, including vessels related to capital leases and right of use assets	2,327,971	1,141,364	2,202,418	1,133,804
Advances on newbuilding contracts	1,321,284	494,486	1,211,210	450,523
Net investments in direct financing leases, current and non-current	3,089,375	1,163,980	2,013,759	722,408
Derivative assets	10,660	3,977	4,602	2,259
Other non-current assets	50,625	37,690	86,167	54,060
Total assets	7,279,999	3,039,098	5,867,966	2,514,504

Current portion of long-term debt and obligations related to capital leases	547,094	205,093	162,915	73,975
Current portion of derivative liabilities	12,695	4,420	21,973	7,217
Other current liabilities	127,266	53,874	98,657	43,193
Long-term debt and obligations related to capital leases	3,939,801	1,601,877	3,023,713	1,231,433
Shareholders' loans, current and non-current	367,475	131,386	368,937	131,685
Derivative liabilities	61,814	23,149	73,454	24,235
Other long-term liabilities	67,793	34,552	77,297	39,855
Equity	2,156,061	984,747	2,041,020	962,911
Total liabilities and equity	7,279,999	3,039,098	5,867,966	2,514,504

Investments in equity-accounted joint ventures		984,747		962,911
Advances to equity-accounted joint ventures		131,386		131,685
Investments in and advances to equity-accounted joint ventures, current and non-current portions		1,116,133		1,094,596

(1)
The Partnership's equity-accounted vessels as at ended December 31, 2018 and December 31, 2017 include: the Partnership’s 40 percent ownership interest in Teekay Nakilat (III) Corporation, which owns four LNG carriers; the Partnership’s 49 percent ownership interest in the the Excalibur Joint Venture, which owns one LNG carrier; the Partnership's 50 percent ownership interest up to January 2018 in the Excelsior Joint Venture, which owns one regasification unit; the Partnership’s 33 percent ownership interest in four LNG carriers servicing the Angola LNG project; the Partnership’s 52 percent ownership interest in the Teekay LNG-Marubeni Joint Venture, which owns six LNG carriers; the Partnership’s 50 percent ownership interest in Exmar LPG BVBA, which owns and in-charters 22 LPG carriers as at December 31, 2018, compared to 23 owned and in-chartered LPG carriers, including three LPG carrier newbuildings, as at December 31, 2017; the Partnership’s ownership interest ranging from 20 to 30 percent in three LNG carriers and one LNG carrier newbuilding as at December 31, 2018 for Shell, compared to one LNG carrier and three LNG carrier newbuildings as at December 31, 2017; the Partnership’s 50 percent ownership interest in two ARC7 LNG carriers and four ARC7 LNG carrier newbuildings in the Yamal LNG Joint Venture as at December 31, 2018, compared to six ARC7 LNG carrier newbuildings as at December 31, 2017; and the Partnership's 30 percent ownership interest in the Bahrain LNG Joint Venture, which owns an LNG receiving and regasification terminal under construction in Bahrain.

Forward-Looking Statements
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements, among other things, regarding: estimated guidance for 2019 for the non-GAAP measures of adjusted net income attributable to partners and preferred unitholders, limited partners' interest in adjusted net income per common unit, cash flow from vessels operations from consolidated vessels and total cash flow from vessel operations; the expected timing of newbuilding vessel deliveries and completion of the Bahrain regasification facility, and the commencement of related contracts; the effects of future newbuilding deliveries and commencement of operations at the regasification facility on the Partnership’s 2019 operating results; future delevering of the Partnership’s balance sheet; further potential repurchases under the Partnership’s common unit repurchase program; and the timing and amount of increases to quarterly distributions on the Partnership’s common units. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: potential shipyard and project construction delays; newbuilding specification changes or cost overruns; changes in production of LNG or LPG, either generally or in particular regions; changes in trading patterns or timing of start-up of new LNG liquefaction and regasification projects significantly affecting overall vessel tonnage requirements; changes in the size of the global LNG or LPG fleets; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of long-term contracts of existing vessels in the Partnership's fleet; higher than expected costs and expenses; changes in the number of the Partnership’s outstanding common units; actual levels of quarterly distributions approved by the general partner’s Board of Directors; the inability of charterers to make future charter payments; the inability of the Partnership to renew or replace long-term contracts on existing vessels, including new charters at higher rates; allocations of cash to repay indebtedness or to repurchase common units; the trading price of the Partnership’s common units; the Partnership’s or the Partnership’s joint ventures’ ability to secure or draw on financings for its vessels; and other factors discussed in Teekay LNG Partners’ filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2017. The Partnership expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.